Filed by Chardan NexTech Acquisition 2 Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.
Commission File No.: 001-40730